Exhibit 99.1

Brookfield Residential Properties Inc.

2013 | Q1

BRP: NYSE / TSX

March 31, 2013

Letter to Shareholders

Brookfield Residential results for the first quarter of 2013 improved over the same period last year and, with the recovering U.S. housing market, we expect performance to continue to improve throughout the balance of the year. The nature and operating cycle of our business generally lends itself to the highest proportion of the year’s net income arising at the end of the fiscal year, with the early part of the year negotiating and entering into contracts that close in the latter half of the year.

Markets

We continued to gain momentum in the first quarter of 2013. Sales in our Canadian operations remained robust and we ended the quarter with a strong backlog. In our U.S. operations, first quarter backlog and net new home orders were significantly higher than a year ago, reflecting the continued recovery in the U.S. housing market. With demand increasing and supply remaining constrained in many U.S. markets we are seeing increased price pressure and anticipate that the remainder of the year will continue to be strong.

Our Canadian markets of Alberta and Ontario continue to perform at levels consistent with previous years. The “soft landing” for Canadian housing that many publications have written about refers to the decline in the hi-rise business in Toronto and Vancouver, which we as a company do not participate in.

While there is a degree of concern about the differential in oil and gas pricing due to pipeline and transportation constraints, Alberta still leads the way with the lowest unemployment rate in Canada at 4.8% at March 31, 2013.

In the U.S., the housing recovery appears to be in full swing. Pent-up demand for finished lots and homes that are in short supply has led to house price increases. We continue to see builders, both national and regional, try to source their future lot supply to meet this increased demand. As we have stated before, as house prices increase there is a significant lift in the underlying finished lot value which is extremely positive for our company.

Strategic Initiatives

We continued to add to our lot inventory during the first quarter with $117 million of strategic land acquisitions, split almost equally between Canada and the United States.

In addition to the above and subsequent to the quarter end, we made a strategic investment in Phoenix, Arizona via a 50/50 joint venture for the community of Eastmark (former GM proving grounds) with an affiliate of DMB Associates Inc. This large mixed use project in the top growth area of the Phoenix metro area has over 2,255 acres remaining to be developed. Entitlements are in place for 5,500 residential units and 9 million square feet for non-residential uses. We believe that the combination of our experience in large mixed use developments throughout North America, combined with DMB’s talented management team, will add significant value to this asset going forward.

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Outlook

Moving forward, we anticipate a much improved U.S. housing market in the year ahead and generally stable Canadian market. This coming year, we anticipate that our Canadian operations will benefit from our strong market share within the energy-focused Alberta market and will continue to be a strong contributor to our results. We will also see a meaningful improvement in the U.S. as that market continues to recover. As momentum in the U.S. accelerates and house prices rise, we expect our land assets will continue to appreciate in value. In many of our markets, a 10% increase in house prices may translate into a 20% to 30% increase in the underlying value of finished lots.

New home orders totalled 675 during the first quarter of 2013 compared to 492 home orders for the same period in 2012, with much of the increase occurring within our U.S. operations. At the quarter ended March 31, 2013, the Company’s backlog of homes sold, but not delivered, including our share of unconsolidated entities, was 1,213 with a sales value of $535 million, compared to 890 homes with a value of $374 million at quarter ended March 31, 2012. Based on our current land holdings and recent price increases, we are optimistic about our increasing profitability continuing in 2014 and beyond. By 2015, we hope to see results in the U.S. approach profitability levels currently seen in Canada, assuming the ongoing market recovery.

Alan Norris
President & CEO

2	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at March 31, 2013 were $2.9 billion.

As of March 31, 2013, we controlled 105,748 single family lots (serviced lots and future lot equivalents) and 170 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of March 31, 2013 follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		31-Mar-13		Total Acres
	Owned	Options	Owned	Options	31-Mar-13	31-Dec-12	Entitled	Unentitled	31-Mar-13	31-Dec-12

Calgary	25,256	—	2,359	—	27,615	27,792	6,160	21,455	70	73
Edmonton	17,339	—	—	—	17,339	17,083	10,327	7,012	62	63
Toronto	10,024	—	—	—	10,024	9,592	1,013	9,011	10	3

Canada	52,619	—	2,359	—	54,978	54,467	17,500	37,478	142	139

Northern California	3,999	4,950	—	—	8,949	8,411	2,232	6,717	—	—
Los Angeles / Southland	1,418	—	1,320	1,916	4,654	4,682	2,040	2,614	—	—
San Diego / Riverside	8,361	—	1	—	8,362	7,941	5,562	2,800	—	—
Other	194	—	50	—	244	245	244	—	—	—

California	13,972	4,950	1,371	1,916	22,209	21,279	10,078	12,131	—	—

Denver	10,334	—	—	—	10,334	10,349	10,334	—	10	10
Austin	13,573	—	—	—	13,573	13,551	5,276	8,297	—	—
Washington, D.C. Area	2,582	1,066	1,006	—	4,654	4,713	4,620	34	18	18

Central and Eastern U.S.	26,489	1,066	1,006	—	28,561	28,613	20,230	8,331	28	28

Total	93,080	6,016	4,736	1,916	105,748	104,359	47,808	57,940	170	167

Entitled lots	45,063	1,066	1,216	463	47,808
Unentitled lots	48,017	4,950	3,520	1,453	57,940

Total March 31, 2013	93,080	6,016	4,736	1,916	105,748

Total December 31, 2012	91,673	6,016	4,754	1,916		104,359

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

About this Management’s Discussion and Analysis	7

Overview	7

Results of Operations	9

Quarterly Financial Data	18

Liquidity and Capital Resources	18

Critical Accounting Policies and Estimates	26

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS	30

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets – As at March 31, 2013 and December 31, 2012	32

Condensed Consolidated Statements of Operations – Three Months Ended March 31, 2013 and 2012	33

Condensed Consolidated Statements of Equity – Three Months Ended March 31, 2013 and 2012	34

Condensed Consolidated Statements of Cash Flows – Three Months Ended March 31, 2013 and 2012	35

Notes to the Condensed Consolidated Financial Statements	36

4	Q1/2013 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report, including the letter to shareholders, contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook, including statements regarding economic and market conditions;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans;

•	strategies for shareholder value creation;

•	plans for the Seton development in Calgary, Alberta;

•	plans for the Eastmark community in Phoenix, Arizona;

•	the stability of home prices;

•	effect of challenging conditions on us, including general economic conditions;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2013, 2014 and 2015 onwards to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect of existing lawsuits on our business.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	changes in interest rates;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire all such properties;

•	adverse legislation or regulation, including changes to tax laws;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•

laws and regulations related to property development and to the environment that could lead to additional costs and delays, including laws and regulations that may limit municipality growth in the areas in which we operate;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates;

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•	the seasonal nature of our business and its impact on operating results;

•

operational risks including, but not limited to home warranty claims, liabilities resulting from our role as a general contractor, workers’ compensation claims and other health and safety liabilities, and civil enforcement of liabilities and judgments against our assets;

•	changes to foreign currency exchange rates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

6	Q1/2013 Interim Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the three months ended March 31, 2013, which reflects the three month period from January 1, 2013 to March 31, 2013, and has been prepared with an effective date of May 2, 2013. It should be read in conjunction with the quarterly condensed consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). The Central and Eastern United States operations include the Washington, D.C. Area, Colorado and Texas. We target these markets as we believe over the longer term they offer the following positive characteristics: strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also construct or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land. Developing a mixed-use community provides a place where people can not only live, but work and play, as well.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

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Where market conditions permit, we prefer to purchase larger tracts of land with equity and then finance the development costs. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus, which opened in 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We construct homes on lots that have been developed by us or that we purchase from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third-party builders.

Outlook

We are a North American homebuilder and land developer and operate primarily in select U.S. markets and the Alberta and Ontario markets in Canada. In the first quarter of 2013, we continued to see improvement in the U.S. housing sector. While regional markets in the U.S. progressed at slightly different rates of recovery, supply generally tightened and demand improved, leading to rising prices. Affordability remains high despite these price gains and we expect extremely low mortgage rates to continue to support home ownership.

Importantly, the U.S. housing sector showed preliminary signs of recovery as new homes sales increased 19% compared to the first quarter of 2012 as measured by the U.S. Census Bureau. We expect continued strength in this market during the remainder of 2013, which should provide a positive catalyst for the rest of the U.S. economy.

Ongoing investment in the energy sector continued to support migration to Alberta, leading the province to the lowest unemployment rate in the country. Similarly, strong migration trends and current supply constraints continued to benefit the low-rise market in Toronto, our other Canadian market.

8	Q1/2013 Interim Report

RESULTS OF OPERATIONS

Key financial results and operating data for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 were as follows:

	Three Months Ended March 31
(US$ millions, except unit activity, average selling price and per share amounts)	2013	2012
Key Financial Results
Land revenue	$52	$44
Housing revenue	119	88
Gross margin(1) – total ($)	51	39
Gross margin(1) – total (%)	30%	29%
Income before income taxes – total	7	4
Income tax expense	(3)	(4)
Net income attributable to Brookfield Residential	4	1
Basic income per share	$0.04	$0.01
Diluted income per share	$0.04	$0.01

Key Operating Data
Lot closings for Brookfield Residential (single family units)	354	274
Lot closings for unconsolidated entities (single family units)	16	—
Acre closings (multi-family, industrial and commercial parcels)	—	1
Average lot selling price for Brookfield Residential (single family units)	$146,000	$160,000
Average lot selling price for unconsolidated entities (single family units)	$239,000	$—
Average per acre selling price (multi-family, industrial and commercial parcels)	$—	$150,000
Home closings for Brookfield Residential (units)	294	251
Home closings for unconsolidated entities (units)	2	10
Average home selling price for Brookfield Residential (per unit)	$406,000	$351,000
Average home selling price for unconsolidated entities (per unit)	$922,000	$325,000
Net new home orders for Brookfield Residential (units)	657	474
Net new home orders for unconsolidated entities (units)	18	18
Backlog for Brookfield Residential (units at end of period)	1,180	868
Backlog for unconsolidated entities (units at end of period)	33	22
Backlog value for Brookfield Residential	$519	$364
Backlog value for unconsolidated entities	$16	$10

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section.

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Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012

Land revenue
Canada	$48	$41
California	—	—
Central and Eastern U.S.	4	3

Total	$52	$44

Housing revenue
Canada	$58	$62
California	42	13
Central and Eastern U.S.	19	13

Total	$119	$88

Gross margin
Canada	$41	$37
California	8	1
Central and Eastern U.S.	2	1

Total	$51	$39

Lot closings (single family lots)
Canada	302	243
California	—	—
Central and Eastern U.S.	52	31

	354	274
Unconsolidated Entities	16	—

Total	370	274

Acre sales (multi-family, industrial and commercial parcels)
Canada	—	1
California	—	—
Central and Eastern U.S.	—	—

	—	1
Unconsolidated Entities	—	—

Total	—	1

Average lot selling price (single family lots)
Canada	$157,000	$169,000
California	—	—
Central and Eastern U.S.	80,000	84,000

	146,000	160,000
Unconsolidated Entities	239,000	—

Average	$150,000	$160,000

10	Q1/2013 Interim Report

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012

Average per acre selling price (multi-family, industrial and commercial parcels)
Canada	$—	$150,000
California	—	—
Central and Eastern U.S.	—	—

	—	150,000
Unconsolidated Entities	—	—

Average	$—	$150,000

Active land communities
Canada	11	11
California	2	1
Central and Eastern U.S.	7	10

	20	22
Unconsolidated Entities	1	1

Total	21	23

Home closings (units)
Canada	181	187
California	71	30
Central and Eastern U.S.	42	34

	294	251
Unconsolidated Entities	2	10

Total	296	261

Average home selling price
Canada	$323,000	$335,000
California	598,000	416,000
Central and Eastern U.S.	440,000	383,000

	406,000	351,000
Unconsolidated Entities	922,000	325,000

Average	$408,000	$343,000

Active housing communities
Canada	16	14
California	9	9
Central and Eastern U.S.	10	8

	35	31
Unconsolidated Entities	2	3

Total	37	34

	As at
	March 31 2013	December 31 2012
Total assets

Canada	$1,205	$1,180
California	920	875
Central and Eastern U.S.	709	700
Corporate and other	51	60

Total	$2,885	$2,815

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying condensed consolidated financial statements and related notes included elsewhere in this interim report.

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Three Months Ended March 31, 2013 Compared with Three Months Ended March 31, 2012

Net Income

Net income attributable to Brookfield Residential for the three months ended March 31, 2013 was $4 million compared to $1 million for the three months ended March 31, 2012.

	Three Months Ended March 31
(US$ millions, except per share amounts)	2013	2012
Net income attributable to Brookfield Residential	$4	$1
Basic earnings per share	$0.04	$0.01
Diluted earnings per share	$0.04	$0.01

The increase of $3 million in net income for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was primarily the result of a $12 million increase in gross margin resulting from higher home and lot sales along with a decrease in income tax expense of $1 million, which was partially offset by higher sales and marketing costs of $3 million and higher general and administration costs of $7 million.

A breakdown of the revenue and gross margin for the three months ended March 31, 2013 and 2012 is as follows:

	Three Months Ended March 31
(US$ millions, except percentages)	2013	2012
Revenue
Land	$52	$44
Housing	119	88

	$171	$132

Gross Margin ($)
Land	$28	$24
Housing	23	15

	$51	$39

Gross Margin (%)
Land	54%	55%
Housing	19%	17%

	30%	29%

Total revenue and gross margin for the three months ended March 31, 2013 increased $39 million and $12 million, respectively, when compared to the same period in 2012. The increase in total revenue and gross margin was the result of increased activity in both our land and housing operations with 80 more lot closings and 43 more home closings and a higher average home selling price compared to the same period in 2012.

Results of Operations – Land

Total land revenue was $52 million for the three months ended March 31, 2013, an increase of $8 million compared to the same period in 2012. The increase in land revenue was due to 80 more lot closings for the three months ended March 31, 2013 compared to the same period in the prior year. Gross margin was $28 million for the three months ended March 31, 2013, a $4 million increase compared to the three months ended March 31, 2012. The increase in gross margin was the result of the increased lot sales partially offset by a 9% decrease in average selling price. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

A breakdown of our results from land operations for the three months ended March 31, 2013 and 2012 is as follows:

Consolidated

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings (single family units)	354	274
Acre sales (multi-family, industrial and commercial parcels)	—	1
Revenue	$52	$44
Gross margin	$28	$24
Average lot selling price (single family units)	$146,000	$160,000
Average per acre selling price (multi-family, industrial and commercial parcels)	$—	$150,000

12	Q1/2013 Interim Report

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings (single family units)	302	243
Acre sales (multi-family, industrial and commercial parcels)	—	1
Revenue	$48	$41
Gross margin	$29	$25
Average lot selling price (single family units)	$157,000	$169,000
Average per acre selling price (multi-family, industrial and commercial parcels)	$—	$150,000

Our Canadian segment showed strong land activity for the three month period ended March 31, 2013, with an increase of 59 lot closings compared to the same period in the prior year. Revenue for the three months ended March 31, 2013 was $48 million and gross margin was $29 million, an increase of $7 million and $4 million, respectively, compared to the same period in the prior year. The increase in revenue was the result of higher lot closings, while the 7% decrease in the average selling price resulted in a lower increase in gross margin. The decrease in average selling price was due to a higher number of lots sales in our Edmonton market where lot prices and gross margin are typically lower. While making up a less significant portion of our lot sales, Calgary still saw a 3% increase in the average lot selling price compared to the same period in the prior year. This was a result of the sale of amenity lots which have higher selling prices and gross margins.

California

There were no lot or acre parcel sales in California for the three months ended March 31, 2013 or 2012.

Central and Eastern U.S.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings (single family units)	52	31
Revenue	$4	$3
Gross margin / (loss)	$(1)	$(1)
Average lot selling price (single family units)	$80,000)	$84,000

The Central and Eastern U.S. segment continues to show signs of recovery with an increase of 21 lot closings for the three months ended March 31, 2013 when compared to the same period in 2012. Revenue increased by $1 million while the gross margin remained stable. This was due to the increase in Denver and Austin lot sales, partially offset by the decrease in average lot selling price related to the mix of lots sold.

Results of Operations – Housing

Housing revenue was $119 million for the three months ended March 31, 2013, compared to $88 million for the three months ended March 31, 2012. The increase was the result of additional home closings, primarily in the California and Central and Eastern U.S. operating segments. Gross margin increased $8 million as a result of a 17% increase in home closings and a 16% increase in the average selling price when compared to the same period in 2012.

A breakdown of our results from housing operations for the three months ended March 31, 2013 and 2012 is as follows:

Consolidated

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	294	251
Revenue	$119	$88
Gross margin	$23	$15
Average home selling price	$406,000	$351,000

Brookfield Residential Properties Inc.	13

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	181	187
Revenue	$58	$62
Gross margin	$12	$12
Average home selling price	$323,000	$335,000

The housing market in our Canadian segment remained stable, with an increase in closings in Alberta offset by a slight decrease in closings in Ontario. Housing revenue for the three month period ended March 31, 2013 decreased $4 million when compared to the same period in 2012. This resulted from a decrease of six home closings and a 4% decrease in the average home selling price for the three month period ended March 31, 2013 compared to the same period in 2012. The decrease in the average home selling price was attributable to product mix, particularly due to decreased closings in Ontario where our homes have slightly higher average selling prices when compared to Alberta. As a result of selling higher margin homes, gross margin remained consistent for the three month period ended March 31, 2013 when compared to the same period in 2012.

California

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	71	30
Revenue	$42	$13
Gross margin	$8	$1
Average home selling price	$598,000	$416,000

Our California segment had strong sales activity with $42 million of housing revenue for the three month period ended March 31, 2013, an increase of $29 million when compared to the same period in 2012. The increase in revenue was due to an increase of 41 home closings for the three month period ended March 31, 2013 compared to the same period in 2012. Gross margin increased $7 million also as a result of the increase in home closings and a 44% increase in the average home selling price. This was primarily driven by the 29 home closings from the Bay Area compared to nil in the same period in 2012 as the homes we sell in the Bay Area have a higher average selling price when compared to our other areas within California.

Central and Eastern U.S.

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	42	34
Revenue	$19	$13
Gross margin	$3	$2
Average home selling price	$440,000	$383,000

The Central and Eastern U.S. segment continued to show increased activity, particularly in the Washington, D.C. market, which had increased home closings, revenue and gross margin for the three month period ended March 31, 2013. Housing revenue increased $6 million for the three month period ended March 31, 2013, when compared to the same period in 2012. The increase in revenue was attributable to eight additional home closings for the three month period ended March 31, 2013 compared to the same period in the prior year. For the three months ended March 31, 2013, gross margin was $3 million compared to $2 million for the same period in 2012. The increase of $1 million was a result of a 24% increase in home closings combined with an increase of $57,000 in the average home selling price when compared to the same period of 2012.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and

14	Q1/2013 Interim Report

the sale is recognized. For the three months ended March 31, 2013, incentives recognized decreased $1 million or 1% of gross revenues when compared to the same period in 2012. The decrease was due to improved market conditions in the U.S., primarily in California. Incentives recognized are expected to decline as our U.S. operations experience continued recovery in all our markets.

Our incentives on homes closed by reportable segment for the three months ended March 31, 2013 and 2012 were as follows:

	Three Months Ended March 31
	2013		2012
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$1	2%	$2	3%
California	1	2%	1	8%
Central and Eastern U.S.	1	7%	1	7%

	$3	3%	$4	4%

Home Sales – Net New Home Orders

Net new home orders for the three months ended March 31, 2013 totalled 675 units, an increase of 183 units or 37% when compared to the same period in 2012. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. The increase was a result of stable market performance in Canada and a recovery in our U.S. markets. With demand increasing and supply being constrained, we are seeing upward price pressure in many U.S. markets. Average monthly sales per community by reportable segment for the three months ended March 31, 2013 were: Canada – 8 units (2012 – 8 units); California – 6 units (2012 – 2 units); and Central and Eastern U.S. – 4 units (2012 – 4 units). We were selling from 37 active housing communities at March 31, 2013 compared to 34 at March 31, 2012. The net new home orders for the three months ended March 31, 2013 and 2012 by reportable segment were as follows:

	Three Months Ended March 31
(Units)	2013	2012
Canada	380	335
California	171	55
Central and Eastern U.S	106	84

	657	474
Unconsolidated entities	18	18

Total	675	492

The cancellation rates for the three months ended March 31, 2013 and 2012 by reportable segment were as follows:

	Three Months Ended March 31
	2013		2012
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	5	1%	—	—
California	16	9%	6	10%
Central and Eastern U.S.	22	17%	11	12%

	43	6%	17	3%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, at March 31, 2013 and 2012 by reportable segment, was as follows:

	As at March 31
	2013		2012
(US$ millions, except unit activity)	Units	$	Units	$
Canada	818	$318	702	$274
California	218	127	49	27
Central and Eastern U.S.	144	74	117	63

	1,180	519	868	364
Unconsolidated entities	33	16	22	10

Total	1,213	$535	890	$374

Brookfield Residential Properties Inc.	15

We expect all 1,213 units of our backlog to close in 2013 or 2014, subject to future cancellations. The units and value of our backlog at March 31, 2013 was higher when compared to the prior year due to stronger net new home orders in 2012. Our Canadian operations continued to be strong with an increase in backlog, primarily due to a significant backlog of 619 units entering into 2013 combined with an increase in net new home orders for the three months ended March 31, 2013. The Canadian market has shown a steady increase in sales with its backlog units up 17% year-over-year. The California segment’s increase of 169 units at March 31, 2013 was mainly due to new community openings in the San Francisco Bay Area, Los Angeles and San Diego. The Central and Eastern U.S. segment’s increase of 27 units at March 31, 2013 was mainly due to increased activity, primarily in the Washington, D.C. market and home orders from Denver, which launched its first community in 2013.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three months ended March 31, 2013 totalled $2 million compared to $2 million for the same period in 2012. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings	16	—
Revenue	$4	$—
Gross margin	$1	$—
Average lot selling price	$239,000	$—

Land revenue from unconsolidated entities increased $4 million and gross margin increased $1 million for the three months ended March 31, 2013 compared to the same period in 2012. This was the result of an increase of 16 lot closings for the three months period ended March 31, 2013 compared to nil closings in the same period in 2012.

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Three Months Ended March 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	2	10
Revenue	$1	$3
Gross margin	$—	$—
Average home selling price	$922,000	$325,000

Housing revenue from unconsolidated entities decreased $2 million for the three months ended March 31, 2013 compared to the same period in 2012. The decrease in revenue is the result of a decrease of eight home closings compared to 2012 offset by a $597,000 increase in the average home selling price. The increase in average home selling price was due to product mix of closings from unconsolidated entities as the homes sold in 2013 are in a luxury second-home community compared to entry-level homes sold in 2012.

Selling, General and Administrative Expense

The components of the selling, general and administrative expense for the three months ended March 31, 2013 and 2012 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2013	2012
General and administrative expense	$24	$18
Sales and marketing expense	9	6
Share-based compensation	8	4
Change in fair value of equity swap contracts	(5)	(2)

	$36	$26

The selling, general and administrative expense was $36 million for the three months ended March 31, 2013, an increase of $10 million when compared to the same period in 2012. General and administrative expense increased $6 million for the three months ended March 31, 2013 when compared to the same period in 2012 due to an increase in labour costs and head count resulting from increased activity. Sales and marketing expense for the three months

16	Q1/2013 Interim Report

ended March 31, 2013 increased $3 million as a result of increased activity in both Canada and the U.S. when compared to the same period in 2012. Share-based compensation expense for the three months ended March 31, 2013 increased $4 million, as a result of share price appreciation, which caused an increase in the liability related to share-based compensation plans compared to the same period in 2012. This was partially offset by an increase on the fair value adjustments of $3 million for the same period due to the equity swap contract related to the deferred share unit plan.

Other Income

Other income for the three months ended March 31, 2013 increased $1 million when compared to the same period in 2012. The increase was primarily a result of commercial and interest income within the California operations for the three months ended March 31, 2013.

The components of other income for the three months ended March 31, 2013 and 2012 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2013	2012
Interest rate swap contracts	$—	$—
Other	2	1

	$2	$1

Income Tax Expense

Income tax expense for the three months ended March 31, 2013 was $3 million, a decrease of $1 million when compared to the same period in 2012. The decrease in tax expense was a result of a decrease in taxable income from our Canadian operations when compared to the same period in 2012. The tax attributable to income from operations was recorded through deferred tax expense due to the utilization of the tax loss attributes.

	Three Months Ended March 31
(US$ millions)	2013	2012
Income tax expense – current	$—	$6
Income tax expense – deferred	3	(2)

	$3	$4

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. As at March 31, 2013, the rate of exchange was C$0.9827 equivalent to $1.0000 (December 31, 2012 – C$1.0079 equivalent to $1.0000). Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. For the three months ended March 31, 2013, the average rate of exchange was C$0.9925, equivalent to $1.0000 (March 31, 2012 – C$0.9989 equivalent to $1.0000). The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian results yielded losses of $19 million for the three months ended March 31, 2013 compared to gains of $3 million in the same period of 2012.

Brookfield Residential Properties Inc.	17

QUARTERLY FINANCIAL DATA

	2013	2012				2011
(US$ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$171.0	$715.1	$244.9	$248.3	$132.1	$364.5	$227.9	$235.5
Direct cost of sales	(119.9)	(603.3)	(175.9)	(175.1)	(93.4)	(276.7)	(157.8)	(180.7)

Gross margin	51.1	111.8	69.0	73.2	38.7	87.8	70.1	54.8

Selling, general and administrative expense	(36.3)	(40.7)	(32.2)	(29.4)	(26.1)	(28.7)	(26.7)	(19.2)
Other income / (expense)	2.7	4.4	(0.9)	0.8	1.5	1.5	(3.1)	1.5
Interest expense	(10.5)	(10.4)	(10.6)	(10.3)	(10.2)	(11.6)	(11.3)	(10.9)

Income before income taxes	7.0	65.1	25.3	34.3	3.9	49.0	29.0	26.2
Income tax expense	(2.6)	(8.8)	(10.8)	(12.8)	(3.7)	(24.0)	(10.3)	(7.4)

Net income	4.4	56.3	14.5	21.5	0.2	25.0	18.7	18.8
Net (income) / loss attributable to non-controlling interest and other interest in consolidated subsidiaries	(0.1)	(0.4)	0.4	0.3	0.4	0.8	0.5	0.4

Net income attributable to Brookfield Residential	$4.3	$55.9	$14.9	$21.8	$0.6	$25.8	$19.2	$19.2

Foreign currency translation	(19.1)	(4.2)	6.2	(3.0)	3.1	1.5	(4.0)	0.3

Comprehensive (loss) / income	$(14.8)	$51.7	$21.1	$18.8	$3.7	$27.3	$15.2	$19.5

Earnings per Common Share
Basic	$0.04	$0.52	$0.15	$0.22	$0.01	$0.25	$0.19	$0.19
Diluted	$0.04	$0.52	$0.15	$0.22	$0.01	$0.25	$0.19	$0.19

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s condensed consolidated balance sheets as of March 31, 2013 and December 31, 2012:

	As at
(US$ millions)	March 31 2013	December 31 2012

Land and housing inventory	$2,352	$2,250
Investment in unconsolidated entities	162	155
Commercial properties	15	15
Receivables and other assets	307	321
Cash and restricted cash	42	63
Deferred income tax assets	7	11

	$2,885	$2,815

Project-specific and other financings	$603	$459
Unsecured senior notes payable	601	591
Accounts payable and other liabilities	353	425
Other interests in consolidated subsidiaries	33	33
Total equity	1,295	1,307

	$2,885	$2,815

18	Q1/2013 Interim Report

Assets

Our assets as of March 31, 2013 totalled $2,885 million, an increase of $70 million compared to December 31, 2012. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,514 million, or approximately 87% of our total assets. The land and housing assets increased when compared to December 31, 2012 due to acquisitions of $117 million, development activity and stronger backlog, partially offset by sales activity. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding unconsolidated entities, and their stage of development at March 31, 2013 compared with December 31, 2012 follows:

	As at
	March 31, 2013		December 31, 2012
(Units)	Units	Book Value	Units	Book Value
Land held for development (lot equivalents)	92,638	$1,490	91,268	$1,429
Land under development and finished lots (single family lots)	5,397	544	5,651	558
Housing units, including models	1,061	230	770	191

	99,096	$2,264	97,689	$2,178

Multi-family, industrial and commercial parcels (acres)	170	$88	167	$72

Project-Specific and Other Financings

Our project-specific and other financings as of March 31, 2013 were $603 million, an increase of $144 million from December 31, 2012 due to acquisitions and increased activity. Our project-specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. Interest charged under project-specific and other financings include LIBOR and prime rate pricing options. As of March 31, 2013, the weighted average interest rate on our project-specific and other financings was 3.7% (December 31, 2012 – 3.6%).

The debt maturing in 2013 and 2014 onwards is expected to either be repaid from home and/or lot deliveries over this period or extended. Additionally, as of March 31, 2013, we had project-specific debt and bank indebtedness of $621 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Project-specific and other financings consist of the following:

	As at
(US$ millions)	March 31 2013	December 31 2012
Project-specific financings (a)	$318	$269
Bank indebtedness (b)	285	190
Due to affiliates (c)	—	—

	$603	$459

(a)	Project-specific financings

Project-specific financings of $318 million (December 31, 2012 – $269 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 3.9% as at March 31, 2013 (December 31, 2012 – 3.7%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings consist of the following:

	As at
(US$ millions)	March 31 2013	December 31 2012
Secured facilities (i)	$227	$220
Secured vendor take back (“VTB”) mortgages (ii)	91	49

	$318	$269

Brookfield Residential Properties Inc.	19

(i)	Project-specific financings totalling $209 million (December 31, 2012 – $203 million) have variable interest rates ranging from prime to LIBOR plus 3.5% and fixed rates of 1.5%. The facilities are secured by the land and housing inventory assets to which the borrowings relate. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.5 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2013, we were in compliance with all of our project-specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings LLC’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Tangible net worth	$325	$770
Net indebtedness to capitalization	65%	39%
Net indebtedness to tangible net worth	2.50 to 1	0.64 to 1

Project-specific financings totalling $6 million (December 31, 2012 – $6 million) have floating interest rates ranging from the lower of LIBOR plus 3.0% and U.S. prime plus 1.0% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200 million and a net indebtedness to capitalization ratio of no greater than 65%. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2013, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Tangible net worth	$200	$350
Net indebtedness to capitalization	65%	20%

Project-specific financings totalling $12 million (December 31, 2012 – $11 million) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$13 million (December 31, 2012 – C$11 million). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $364 million and a debt to equity ratio of no greater than 1.75 to 1. At March 31, 2013, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Tangible net worth	$364	$531
Debt to equity	1.75 to 1	0.65 to 1

(ii)	$91 million (December 31, 2012 – $49 million) of project-specific financings consist of 28 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages).

24 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $83 million (December 31, 2012 – $42 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$85 million (December 31, 2012 – C$42 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 2.0% to fixed rates ranging from 3.0% to 6.0% and the debt is secured by related lands. As at March 31, 2013, these borrowings have not been subject to financial covenants.

Four secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $8 million (December 31, 2012 – $7 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC. The interest rate on this debt is fixed at rates between 5.0% and 12.0% and the debt is secured by related lands. As at March 31, 2013, these borrowings are not subject to any financial covenants.

20	Q1/2013 Interim Report

(b)	Bank indebtedness

The Company has four secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks totalling $276 million (December 31, 2012 – $190 million) and one unsecured credit facility with a U.S. bank totalling $9 million (December 31, 2012 – $nil). Based on the borrowing-base calculations at March 31, 2013, the availability on our bank indebtedness was $229 million. Bank indebtedness consists of the following:

	As at
(US$ millions)	March 31 2013	December 31 2012
Secured facilities (i)	$276	$190
Unsecured credit facility (ii)	9	—

	$285	$190

(i)	Bank indebtedness totalling $276 million (December 31, 2012 – $190 million) is repayable in Canadian dollars in the amount of C$281 million (December 31, 2012 – C$189 million) and allows the Company to borrow up to approximately C$585 million (US$575 million) as at March 31, 2013 (December 31, 2012 – C$515 million (US$519 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $364 million and a debt to equity ratio of no greater than 1.75 to 1. At March 31, 2013, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Tangible net worth	$364	$531
Debt to equity	1.75 to 1	0.65 to 1

The facilities also require Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $98 million and a debt to tangible net worth ratio of no greater than 2.0 to 1. At March 31, 2013, we were in compliance with all of our covenants relating to bank indebtedness.

The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Tangible net worth	$98	$105
Debt to tangible net worth	2.00 to 1	1.15 to 1

(ii)	Bank indebtedness totalling $9 million (December 31, 2012 – $nil) is repayable in U.S. dollars and allows the Company to borrow up to $10 million as at March 31, 2013. The credit facility bears an interest rate of LIBOR plus 3.0%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.5 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2013, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes Holdings LLC’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Tangible net worth	$300	$770
Net indebtedness to capitalization	2.50 to 1	0.64 to 1

Brookfield Residential Properties Inc.	21

(c)	Due to affiliates

Amounts due to affiliates was $nil (December 31, 2012 – $nil) on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At March 31, 2013, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At March 31, 2013, this revolving operating facility required Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At March 31, 2013, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions)	Covenant	Actual as at March 31 2013
Minimum shareholders’ equity	$300	$986
Net debt to capitalization	65%	29%

Notes Payable

On December 14, 2012, Brookfield Residential issued $600 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of our wholly-owned subsidiaries, each of which is directly or indirectly 100% owned by Brookfield Residential Properties Inc. A breakdown of the unsecured senior notes payable balance is outlined below:

	As at
(US$ millions)	March 31 2013	December 31 2012
Notes payable principal	$600	$600
Transaction costs	(11)	(11)
Accrued interest	12	2

	$601	$591

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs with the related debt. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and making restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the three months ended March 31, 2013. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of March 31, 2013 are reflected in the table below:

(US$ millions)	Covenant	Actual as at March 31 2013
Minimum fixed charge coverage	2.0 to 1	2.94 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	0.97 to 1

Net Debt to Capitalization Calculation

Our net debt to total capitalization ratio is defined as total interest-bearing debt less cash divided by total capitalization. We define capitalization to include total equity, other interests in consolidated subsidiaries and interest bearing debt, less cash.

22	Q1/2013 Interim Report

Our net debt to total capitalization ratio as of March 31, 2013 and December 31, 2012 is a follows:

	As at
(US$ millions)	March 31 2013	December 31 2012

Project specific and other financings	$602,559	$459,329
Unsecured senior notes payable	601,145	590,845

Total interest bearing debt	1,203,704	1,050,174
Less: cash	(30,270)	(49,826)

	1,173,434	1,000,348

Other interests in consolidated subsidiaries	33,515	32,445
Total equity	1,294,578	1,307,395

Total capitalization	$2,501,527	$2,340,188

Net debt to capitalization	47%	43%

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies, Moody’s and Standard & Poor’s (“S&P”). We are committed to maintaining these ratings and improve them further over time. Our credit ratings at March 31, 2013 and at the date of this report were as follows:

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Agency ratings are subject to change, and there can be no assurance that a rating agency will rate us and/or maintain our rating. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

At March 31, 2013, we had cash and cash equivalents of $30 million, compared to $50 million at December 31, 2012.

The net cash flows for the three months ended March 31, 2013 and 2012 were as follows:

	Three Months Ended March 31
(US$ millions)	2013	2012
Cash flows used in operating activities	$(164)	$(81)
Cash flows used in investing activities	(6)	(6)
Cash flows provided by financing activities	150	97

	$(20)	$10

Brookfield Residential Properties Inc.	23

Cash Flow Used in Operating Activities

Cash flows used in operating activities during the three months ended March 31, 2013 totalled $164 million, compared to $81 million during 2012. During 2013, cash used in operating activities was impacted by an increase in land and housing inventory due to strategic land purchases and development activity, a decrease in receivables and other assets and a decrease in accounts payable and other liabilities and our net income. Acquisitions in 2013 totalled $117 million consisting of $63 million in Canada, $2 million in Central and Eastern U.S. and $52 million in California. During 2012, cash provided by operating activities was impacted by an increase in land and housing inventory, an increase in receivables and other assets and a decrease in accounts payable. Acquisitions in 2012 totalled $44 million consisting of $42 million in Canada, $1 million in Central and Eastern U.S. and $1 million in California.

Cash Flow Used in Investing Activities

During the three months ended March 31, 2013, cash flows used in investing activities totalled $6 million compared to cash flow used in investing activities of $6 million in 2012. During 2013, we invested $12 million in unconsolidated entities and decreased restricted cash balances by $1 million, partially offset by distributions from unconsolidated entities of $5 million. During 2012, we invested $6 million in unconsolidated entities and increased restricted cash balances by $1 million.

Cash Flow Provided by Financing Activities

Cash provided by our financing activities for the three months ended March 31, 2013 was $150 million, compared with $97 million for the same period in 2012. The cash provided by our financing activities in 2013 was primarily from the net drawings under project-specific and other financings of $50 million and net drawings under bank indebtedness of $101 million. This was in contrast to only $26 million and $30 million drawn in 2012. An additional $38 million of net drawings under due to affiliates were used in 2012. The draws to date in 2013 have been used to fund acquisitions and development costs towards 2013 sales.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as of March 31, 2013 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Project-specific and other financings(1)(2)	$318	$120	$165	$18	$15
Bank Indebtedness(1)(2)	285	53	232	—	—
Notes payable(3)	600	—	—	—	600
Interest on notes payable	312	39	78	78	117
Accounts payable and other obligations	353	353	—	—	—
Operating lease obligations(4)	27	4	10	7	6
Purchase agreements(5)	30	20	10	—	—

(1)	Amounts are included on the condensed consolidated balance sheets. See Note 7 to the condensed consolidated financial statements for additional information regarding project-specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 7 to the condensed consolidated financial statements for additional information regarding our floating rate debt.
(3)	Amounts are included on the consolidated balance sheets. See Note 8 to the condensed consolidated financial statements for additional information regarding unsecured senior notes payable.
(4)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(5)	See Note 15 to the condensed consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

On November 20, 2012, we issued 8,000,000 common shares for gross proceeds of approximately $116 million through a public offering, and, concurrently, a total of 8,000,000 common shares for gross proceeds of $111 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, we issued 424,696 common shares under the provision of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $6 million.

At May 2, 2013, 116,385,931 Common Shares and 64,796 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and

24	Q1/2013 Interim Report

employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At May 2, 2013, 6,369,127)options were outstanding under the stock option plan and the escrowed stock plan, collectively.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of March 31, 2013, we had $65 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $126 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $22 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 4,736 lots and control under option 1,916 lots through our proportionate share of unconsolidated entities. As of March 31, 2013, our investment in unconsolidated entities totalled $162 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of March 31, 2013, we had completion guarantees of $3 million and limited maintenance guarantees of $11 million with respect to debt in our unconsolidated entities. During the three months ended March 31, 2013, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our condensed consolidated financial statements included later in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of March 31, 2013, we had $50 million in letters of credit outstanding and $236 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds at March 31, 2013 are $31 million and $81 million, respectively.

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of and for the three months ended March 31, 2013 were as follows:

•

Notes payable of $nil (December 31, 2012 – $nil, March 31, 2012 – $481 million) were due to Brookfield Office Properties, an affiliate of the Company. For the three months ended March 31, 2013 and 2012, interest of $nil and $9 million, respectively, was incurred relating to these facilities (2012 – $9 million).

•

An unsecured revolving operating facility with a principal amount outstanding of $nil (December 31, 2012 – $nil, March 31, 2012 – $264 million) with a subsidiary of Brookfield Asset Management Inc., the Company’s largest shareholder. For the three months ended March 31, 2013 and 2012, interest of $nil and $3 million, respectively, was incurred relating to this facility.

•

During the three months ended March 31, 2013 and 2012, the Company paid $18 million and $22 million, respectively, to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•

During 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $26 million promissory note. During the three months ended March 31, 2013, $6 million (2012 – $nil) of this note was repaid. These transactions were recorded at the exchange amount.

•

During the three months ended March 31, 2013, the Company acquired finished lots from Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, and was measured at an exchange value of $29 million as a purchase of assets.

Subsequent Events

On April 1, 2013, the Company entered into an agreement to form a joint venture, with an affiliate of DMB Associates Inc., to develop the master-planned community of Eastmark in Phoenix, Arizona. Under the terms of the agreement, the Company paid $12 million in cash to acquire a fifty percent ownership interest in the joint venture. The transaction will not have a material impact on the condensed consolidated balance sheet or condensed consolidated statement of operations subsequent to the reporting period.

Brookfield Residential Properties Inc.	25

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included later in this interim report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Land and Housing Inventory

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 assume recent sales activity and normalized sales rates beyond 2014. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the three months ended March 31, 2013 and no impairment charges were required. This is consistent with the three months ended March 31, 2012.

26	Q1/2013 Interim Report

The locations of the projects reviewed were as follows:

Number of Projects
Canada	38
California	28
Central and Eastern U.S.	25
Unconsolidated entities	16

107

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the Condensed Consolidated Statement of Operations in the period incurred.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Brookfield Residential Properties Inc.	27

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on March 31, 2013 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s condensed consolidated financial statements for the period ended March 31, 2013.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

28	Q1/2013 Interim Report

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at March 31, 2013, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at the interim period ended March 31, 2013. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Residential Properties Inc.	29

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At March 31, 2013, we had interest rate swap contracts totalling $75 million at an average rate of 5% per annum. Based on our net debt levels as of March 31, 2013, a 1% change in interest rates would have either a negative or positive effect of approximately $2 million on our cash flows. Expense of $nil was recognized during the three months ended March 31, 2013, and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of March 31, 2013, the fair value of the interest rate swaps totalled a liability of $13 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The Company held financial instruments in currencies other than U.S. dollars, which is the Company’s functional currency. Changes in the translated value of the financial instruments are recorded in other comprehensive income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $nil increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The Company held financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. As of December 31, 2012, the hedging instrument was repaid in full and the Company no longer has a net investment hedge.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in September 2011, we entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. At March 31, 2013, the fair market value of the total return swap was an asset of $14 million and was included in accounts receivable and other assets. Income of $5 million was recognized related to the total return swap during the three months ended March 31, 2013 and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three months ended March 31, 2013 was expense of $8 million relating to the Company’s share-based compensation plans. The total return swap is

30	Q1/2013 Interim Report

recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believe these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seek to include in debt agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

Brookfield Residential Properties Inc.	31

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
		As at
	Note	March 31 2013	December 31 2012

Assets
Land and housing inventory	2	$2,351,835	$2,250,256
Investments in unconsolidated entities	3	162,425	155,352
Commercial properties		15,013	15,363
Receivables and other assets	5	306,753	320,248
Restricted cash	6	12,140	13,596
Cash and cash equivalents		30,270	49,826
Deferred income tax assets	10	6,604	10,552

Total assets		$2,885,040	$2,815,193

Liabilities and Equity
Project-specific and other financings	7	$602,559	$459,329
Notes payable	8	601,145	590,845
Accounts payable and other liabilities	9	353,243	425,179

Total liabilities		1,556,947	1,475,353

Other interests in consolidated subsidiaries	11	33,515	32,445

Preferred Shares – 65,246 shares outstanding (December 31, 2012 – 65,286 shares outstanding)	12	1,629	1,630
Common Shares – 116,374,703 shares outstanding (December 31, 2012 – 116,279,534 shares outstanding)	12	325,265	324,704
Additional paid-in-capital		412,543	411,010
Retained earnings		487,726	483,450
Non-controlling interest	11	5,539	5,539
Accumulated other comprehensive income		61,876	81,062

Total equity		1,294,578	1,307,395

Total liabilities and equity		$2,885,040	$2,815,193

Commitments, contingent liabilities and other	15
Guarantees	16

See accompanying notes to the condensed consolidated financial statements

32	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended March 31
	Note	2013	2012

Revenue
Land		$51,713	$43,995
Housing		119,309	88,154

Total revenue		171,022	132,149

Direct Cost of Sales
Land		(23,239)	(19,999)
Housing		(96,704)	(73,361)

Total direct cost of sales		(119,943)	(93,360)
Selling, general and administrative expense		(36,252)	(26,092)
Equity in earnings from unconsolidated entities	3	1,794	1,623
Depreciation		(999)	(774)
Interest expense		(10,506)	(10,153)
Other income		1,852	516

Income Before Income Taxes		6,968	3,909
Current income tax recovery / (expense)	10	60	(6,291)
Deferred income tax (expense) / recovery	10	(2,632)	2,597

Net Income		4,396	215

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries		(19,186)	14,573
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		—	(11,472)

Comprehensive (Loss) / Income		$(14,790)	$3,316

Net Income / (Loss) Attributable To:
Consolidated		$4,396	$215
Non-controlling interests and other interests in consolidated subsidiaries	11	120	(400)

Brookfield Residential		$4,276	$615

Comprehensive Income / (Loss) Attributable To:
Consolidated		$(14,790)	$3,316
Non-controlling interests and other interests in consolidated subsidiaries	11	120	(400)

Brookfield Residential		$(14,910)	$3,716

Common Shareholders’ Earnings Per Share
Basic	14	$0.04	$0.01
Diluted	14	$0.04	$0.01
Weighted Average Common Shares Outstanding (in thousands)
Basic	14	116,316	99,606
Diluted	14	117,269	99,945

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2013	2012
Preferred Shares (Note 12)
Opening balance	$1,630	$1,748
Conversion of Preferred Shares into Common Shares	(1)	—

Ending balance	1,629	1,748

Common Shares (Note 12)
Opening balance	324,704	93,383
Issuance of Common Shares	560	2,620
Conversion of Preferred Shares into Common Shares	1	—

Ending balance	325,265	96,003

Additional Paid-in-Capital
Opening balance	411,010	404,777
Share-based compensation costs	1,768	1,686
Stock option exercises	(235)	(998)

Ending balance	412,543	405,465

Retained Earnings
Opening balance	483,450	390,429
Net income attributable to Brookfield Residential	4,276	615
Distributions	—	(2)

Ending balance	487,726	391,042

Accumulated Other Comprehensive Income
Opening balance	81,062	78,933
Other comprehensive (loss) / income	(19,186)	3,103

Ending balance	61,876	82,036

Total Brookfield Residential Equity	$1,289,039	$976,294

Non-controlling Interest (Note 11)
Opening balance	$5,539	$6,439
Distributions	—	4,943

Ending balance	$5,539	$11,382

Total Equity	$1,294,578	$987,676

See accompanying notes to the condensed consolidated financial statements

34	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2013	2012
Cash Flows Provided by / (Used in) Operating Activities
Net income	$4,396	$215
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(807)	(1,623)
Deferred income tax expense / (recovery)	2,632	(2,597)
Share-based compensation costs	1,768	1,686
Depreciation	999	774
Amortization of non-cash VTB interest	221	—
Non-cash interest on notes payable	9,750	—
Changes in operating assets and liabilities:
(Increase) / decrease in receivables and other assets	(1,616)	7,252
Increase in land and housing inventory	(119,671)	(49,936)
Decrease in accounts payable and other liabilities	(63,426)	(36,276)
Other	1,403	(65)

Net cash used in operating activities	(164,351)	(80,570)

Cash Flows Provided by / (Used in) Investing Activities
Investments in unconsolidated entities	(12,145)	(6,252)
Distributions from unconsolidated entities	5,036	146
Change in restricted cash	1,456	550
Other	76	—

Net cash used in investing activities	(5,577)	(5,556)

Cash Flows Provided by / (Used in) Financing Activities
Drawings under project-specific and other financings	113,199	52,052
Repayments under project-specific and other financings	(63,101)	(26,006)
Drawings on bank indebtedness	100,557	31,603
Repayments on bank indebtedness	—	(1,899)
Drawings from affiliate	—	53,000
Repayments to affiliate	—	(15,000)
Net distributions from non-controlling interest and other interests in consolidated subsidiaries	362	927
Exercise of stock options	325	1,623
Other	(970)	330

Net cash provided by financing activities	150,372	96,630

Change in cash and cash equivalents	(19,556)	10,504
Cash and cash equivalents at beginning of period	49,826	2,162
Foreign exchange on cash	—	1

Cash and cash equivalents at end of period	$30,270	$12,667

Supplemental Cash Flow Information
Interest paid	$3,203	$19,067
Income taxes paid	$27,188	$21,505

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They should be read in conjunction with the Company’s consolidated financial statements and footnotes included in the Company’s Annual Report for the year ended December 31, 2012. The unaudited condensed consolidated financial statements included the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

Brookfield Residential has historically experienced variability in results of operations from quarter to quarter due to the seasonal nature of the home building business and the timing of new community openings and the closing out of projects. The Company typically experiences the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, the Company typically delivers a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, revenues from sales of homes are generally higher in the second half of the year.

(b)	Land and Housing Revenue

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured.

(ii) Incentives: The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c)	Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis; we assess these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

Our qualitative competitive market analyses includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to our sales prices may be required in order to make the Company’s communities

Brookfield Residential Properties Inc.	36

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

competitive. We incorporate these adjusted prices are incorporated in the quantitative analysis for the specific community.

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 generally assume recent sales activity and normalized sales rates beyond 2014. In some instances, the Company may incorporate a certain level of inflation or deflation into our projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analyses. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the condensed consolidated statement of operations in the period incurred.

(d)	Commercial Properties

Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Brookfield Residential Properties Inc.	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life of 40 years using the straight-line method.

(e)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(f)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(h)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(i)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

38	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(j)	Share-Based Compensation

The Company accounts for option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 13 “Share-Based Compensation” for further discussion.

(k)	Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(l)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(m)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

(n)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(o)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity

Brookfield Residential Properties Inc.	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(p)	Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(q)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

(r)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair

40	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(s)	Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s condensed consolidated financial statements for the period ended March 31, 2013.

(t)	Reclassification

Certain prior period amounts in the condensed consolidated balance sheet have been reclassified to conform with the March 31, 2013 presentation. Specifically, commercial properties were previously shown within other assets and are now shown as a separate line item.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	As at
	March 31 2013	December 31 2012
Land held for development	$1,490,010	$1,428,693
Land under development	632,017	630,149
Housing inventory	193,805	160,310
Model homes	36,003	31,104

	$2,351,835	$2,250,256

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest incurred, capitalized and expensed in the three months ended March 31, 2013 and 2012 was as follows:

	Three Months Ended March 31
	2013	2012
Interest capitalized, beginning of period	$189,984	$202,653
Interest capitalized	4,227	8,283
Interest expensed to cost of sales	(7,655)	(6,496)

Interest capitalized, end of period	$186,556	$204,440

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $30 million (December 31, 2012 – $30 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $30 million (December 31, 2012 – $30 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $64.8 million (December 31, 2012 – $63.4 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $126.1 million (December 31, 2012 – $148.5 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Brookfield Residential Properties Inc.	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Year of Expiry	Number of Lots	Total Exercise Price
2013	385	5,104
2014	1,108	21,977
2015	454	5,622
2016	566	32,645
2017	99	575
Thereafter	3,404	60,151

	6,016	126,074

The Company holds agreements for a further 4,878 acres (December 31, 2012 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.9 million (December 31, 2012 – $5.6 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.6 million (December 31, 2012 – $58.9 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of March 31, 2013, the Company was involved with 17 unconsolidated entities (December 31, 2012 – 16 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $34.0 million (December 31, 2012 – $32.8 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,916 lots (December 31, 2012 – 1,916 lots) under option. The Company’s share of the total exercise price of these options is $85.4 million (December 31, 2012 – $83.9 million). Summarized condensed financial information on a 100% basis for the combined unconsolidated entities follows:

	As at
	March 31 2013	December 31 2012
Assets
Land and housing inventory	$385,346	$377,549
Other assets	19,473	20,469

	$404,819	$398,018

Liability and Equity
Project-specific financings	$69,703	$77,442
Accounts payable and other liabilities	11,292	13,485
Equity
Brookfield Residential’s interest	162,425	155,352
Others’ interest	161,399	151,739

	$404,819	$398,018

	Three Months Ended March 31
	2013	2012
Revenue and Expenses
Revenue	$3,222	$6,799
Direct cost of sales	(1,516)	(6,405)
Other income	1,601	3,480

Net income	$3,307	$3,874

Brookfield Residential’s share of net income	$1,794	$1,623

In reporting the Company’s share of net income, all intercompany profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

42	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At March 31, 2013, the Company had completion guarantees of $3.4 million (December 31, 2012 – $1.6 million) and limited maintenance guarantees of $10.2 million (December 31, 2012 – $10.2 million) with respect to debt of its unconsolidated entities.

Note 4. Business Combination

On December 4, 2012, the Company acquired Playa Capital Company LLC or “Playa Vista”, a company that was developing the master-planned community Playa Vista located in Los Angeles, California. The aggregate purchase price of Playa Vista was approximately $257.8 million.

The acquisition was accounted for as a business combination under the provisions of ASC Topic 805 Business Combinations which, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values. Provisional fair value estimates were made in the fourth quarter of 2012 for acquired assets and assumed liabilities, and the measurement process will be finalized by the fourth quarter of 2013.

Costs related to the acquisition of Playa Vista were approximately $0.3 million and were expensed to other expense in 2012, in the consolidated statements of operations.

The following table summarizes the preliminary measurement of the assets acquired and liabilities assumed:

Estimated Fair Value at Acquisition Date
Assets
Residential real estate	$327,620
Commercial real estate	15,179
Receivables	23,241
Other assets	14,842

Total assets acquired	$380,882

Liabilities
Cost to complete obligations	$(118,388)
Accounts payable and other	(4,664)

Total liabilities assumed	$(123,052)

Net assets acquired	$257,830
Cash consideration	$257,830
Goodwill / bargain purchase	$—

Note 5. Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	As at
	March 31 2013	December 31 2012
Receivables	$254,205	$269,030
Other assets	52,548	51,218

	$306,753	$320,248

Brookfield Residential Properties Inc.	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	As at
	March 31 2013	December 31 2012
Real estate receivables (a)	$144,931	$154,981
Development recovery receivables (b)	81,818	84,556
Sundry receivables (c)	17,376	18,530
Proceeds and escrow receivables (d)	7,275	8,276
Refundable deposits	2,231	2,252
Taxes receivable	574	435

	$254,205	$269,030

(a)	Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest from Canadian prime plus 3% or a fixed interest rate of 6%, whichever is greater (December 31, 2012 – Canadian prime to prime plus 3% or a fixed interest rate of 6%, whichever is greater).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructures for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to a fixed rate of 6% (December 31, 2012 – U.S. prime plus 1% to a fixed rate of 6%).
(c)	Sundry receivables are comprised of lot interest receivables, goods and services tax receivable and miscellaneous amounts.
(d)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

As at March 31, 2013 and December 31, 2012, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	As at
	March 31 2013	December 31 2012
Non-refundable earnest funds and investigation fees (a)	$21,083	$25,023
Swap contracts (Note 17)	14,022	9,014
Capital assets (b)	10,604	10,833
Other	4,361	3,569
Prepaid expenses	2,478	2,779

	$52,548	$51,218

(a)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.
(b)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $12.0 million (December 31, 2012 – $11.8 million).

Note 6. Restricted Cash

At March 31, 2013, the Company had restricted cash consisting of (i) $8.5 million (December 31, 2012 – $8.4 million) relating to cash collateralization of development letters of credit and (ii) $3.6 million (December 31, 2012 – $5.2 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

44	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 7. Project-Specific and Other Financings

Project-specific and other financings consist of the following:

	As at
	March 31 2013	December 31 2012
Project-specific financings (a)	$317,477	$269,132
Bank indebtedness (b)	285,082	190,197
Due to affiliates (c)	—	—

	$602,559	$459,329

(a)	Project-Specific Financings

Project-specific financings of $317.5 million (December 31, 2012 – $269.1 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 3.88% as at March 31, 2013 (December 31, 2012 – 3.70%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings mature as follows: 2013 – $120.3 million; 2014 – $124.0 million; 2015 – $40.4 million; 2016 – $13.0 million and 2017 and onwards – $19.8 million. Project-specific financings consist of the following:

	As at
	March 31 2013	December 31 2012
Secured facilities (i)	$226,264	$219,719
Secured VTB mortgages (ii)	91,213	49,413

	$317,477	$269,132

(i)	$208.5 million (December 31, 2012 – $203.1 million) of the Company’s project-specific financings have variable interest rates ranging from prime to LIBOR plus 3.50% and fixed rates at 1.50%. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

$5.5 million (December 31, 2012 – $5.8 million) of the Company’s project-specific financings have floating interest rates ranging from the lower of LIBOR plus 3.00% and U.S. prime plus 1.00% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200.0 million and a net indebtedness to capitalization ratio of no greater than 65%.

Project-specific financings totalling $12.3 million (December 31, 2012 – $10.8 million) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$12.5 million (December 31, 2012 – C$10.7 million). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of C$370.0 million (US$363.6 million) and a debt to equity ratio of no greater than 1.75 to 1.

(ii)	$91.2 million (December 31, 2012 – $49.4 million) of the Company’s project-specific financings consist of 28 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages).

24 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $83.5 million (December 31, 2012 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$85.0 million (December 31, 2012 – C$41.8 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 2.00% to fixed rates ranging from 3.00% to 6.00% and the debt is secured by the related lands. As at March 31, 2013, these borrowings have not been subject to financial covenants.

Four secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $7.7 million (December 31, 2012 – $7.2 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC. The interest rate on this debt is fixed at rates between 5.00% and 12.00% and the debt is secured by the related lands. As at March 31, 2013, these borrowings are not subject to any financial covenants.

As at March 31, 2013, the Company was in compliance with all financial covenants related to project-specific financings.

Brookfield Residential Properties Inc.	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b)	Bank Indebtedness

The Company has four secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks totalling $276.1 million (December 31, 2012 – $190.2 million) and one unsecured credit facility with a U.S. bank totalling $9.0 million (December 31, 2012 – $nil). Bank indebtedness consists of the following:

	As at
	March 31 2013	December 31 2012
Secured credit facilities (i)	$276,082	$190,197
Unsecured credit facility (ii)	9,000	—

	$285,082	$190,197

(i)	The secured facilities are repayable in Canadian dollars in the amount of C$280.9 million (US$276.1 million) at March 31, 2013 (December 31, 2012 – C$188.7 million (US$190.2 million)). These facilities allow the Company to borrow up to approximately C$585.0 million (US$574.9 million) as at March 31, 2013 (December 31, 2012 – C$515.0 million (US$519.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 90 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all assets of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$370.0 million (US$363.6 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership. The Brookfield Homes (Ontario) Limited facility includes two covenants: a debt to tangible net worth ratio not greater than 2.00 to 1 and a minimum net worth requirement of C$100.0 million (US$98.3 million).

(ii)	The unsecured credit facility is repayable in U.S. dollars in the amount of $9.0 million at March 31, 2013 (December 31, 2012 – $nil). The facility permits the Company to borrow up to $10.0 million as at March 31, 2013 and bears an interest rate of LIBOR plus 3.0%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and net indebtedness to tangible net worth of no greater than 2.50 to 1.

As at March 31, 2013, the Company was in compliance with all financial covenants related to bank indebtedness.

(c)	Due to Affiliates

At March 31, 2013, amounts due to affiliates totalled $nil (December 31, 2012 – $nil) on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount, not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the three months ended March 31, 2013, interest of $nil (2012 – $3.1 million) was incurred related to this facility.

These facilities require Brookfield Residential US Corp, an indirect wholly owned subsidiary of the Company, to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of March 31, 2013, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 8. Notes Payable

On December 14, 2012, Brookfield Residential issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s wholly-owned subsidiaries, each of which is directly or indirectly 100% owned by Brookfield Residential Properties Inc. A breakdown of the notes payable balance is outlined below:

46	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	As at
	March 31 2013	December 31 2012
Notes payable principal	$600,000	$600,000
Transaction costs	(10,417)	(10,996)
Accrued interest	11,562	1,841

	$601,145	$590,845

The notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition or a fixed coverage ratio. The Company was in compliance with these financial incurrence covenants for the period ended March 31, 2013.

The transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs with the related debt. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The unsecured senior notes include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential is entitled to redeem up to 35% of the aggregate principal amount at a redemption price of 106.50%, plus accrued interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all of the notes at a redemption price equal to 100.00% of the aggregate principal amount of the notes to be redeemed (plus accrued unpaid interest to the date of redemption) in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or parts of the notes at the redemption prices (as expressed as percentages of principal amount) set forth in the table below, plus any accrued and unpaid interest on the notes redeemed:

Notes
Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

Certain derivative instruments, including redemption call options, have been identified as embedded in the unsecured notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

Note 9. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s consolidated balance sheets are summarized as follows:

	As at
	March 31 2013	December 31 2012
Development costs payable (a)	$148,478	$167,106
Trade payables and other accruals	86,707	99,899
Consolidated land option contracts (b)	29,908	30,010
Customer deposits	28,989	22,790
Share-based compensation (Note 13 (b))	18,008	11,969
Swap contracts (Note 17)	12,843	13,779
Warranty costs (Note 15 (b))	12,773	14,179
Accrued and deferred compensation	12,155	27,803
Current income taxes payable (Note 10)	4,767	26,120
Loans (to) / from other interests in consolidated subsidiaries (c)	(1,385)	11,524

	$353,243	$425,179

Brookfield Residential Properties Inc.	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(c)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 10. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the three months ended March 31, 2013 and 2012 is as follows:

	Three Months Ended March 31
	2013	2012
Statutory rate	25.0%	25.0%
Non-temporary differences	7.1	11.4
Rate difference from statutory rate	(31.3)	(63.8)
Change in tax rates on temporary differences	—	0.8
Change in valuation allowance	35.4	121.0
Other	0.8	0.1

Effective tax rate	37.0%	94.5%

The Company currently operates in eight different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 37.0% for the three months ended March 31, 2013 (March 31, 2012 – 94.5%). The decrease in the effective tax rate for 2013 is due in large part to the improved results in the U.S. which resulted in a decrease in valuation allowance taken on its U.S. deferred tax assets.

The provision for income taxes for the three months ended March 31, 2013 and 2012 is set forth below:

	Three Months Ended March 31
	2013	2012
Current
Canada	$60	$(6,226)
U.S.	—	—
International	—	(65)

Total current tax recovery / (expense)	$60	$(6,291)

Deferred
Canada	$(2,682)	$2,597
U.S.	50	—
International	—	—

Total deferred tax (expense) / recovery	$(2,632)	$2,597

Total income tax expense	$(2,572)	$(3,694)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

48	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	As at
	March 31 2013	December 31 2012
Net deferred tax assets / (liabilities)
Differences relating to land and housing inventory	$(15,778)	$(16,209)
Compensation deductible for tax purposes when paid	7,261	6,133
Differences related to derivative instruments	1,824	3,373
Operating loss carry-forwards	118,776	120,175
Other	(401)	(307)

Net deferred tax assets before valuation allowance	111,682	113,165
Cumulative valuation allowance	(105,078)	(102,613)

Net deferred tax assets	$6,604	$10,552

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $94.5 million and $225.4 million, respectively, as at March 31, 2013 (2012 – $111.1 million and $217.6 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2028 and 2033. The Company also has state loss carryforwards of approximately $250.1 million (2012 – $242.2 million) that may be carried forward from 5 to 20 years, depending on the tax jurisdiction and expire between 2013 and 2033.

During the three months ended March 31, 2013, the Company increased the valuation allowance by $2.5 million against its deferred tax assets. The increase is primarily due to additional valuation allowance recorded for the U.S. federal and state tax benefits related to losses incurred during the period. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence included factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of the Company’s U.S. operations in 2012, (iii) strong backlog evidencing that profitability will likely increase in the remainder of 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-year cumulative loss position with respect to its operations in the U.S. However, the Company’s three-year cumulative loss is declining as a result of improving market conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which the Company reports taxable income.

Note 11. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a)	Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $33.5 million (December 31, 2012 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the three months ended March 31, 2013 and year ended December 31, 2012:

	For the Period Ended
	March 31 2013	December 31 2012
Other interests in consolidated subsidiaries, beginning of period	$32,445	$32,434
Net income / (loss) attributable to other interests in consolidated subsidiaries	120	(622)
Contributions from other interests in consolidated subsidiaries	950	633

Other interests in consolidated subsidiaries, end of period	$33,515	$32,445

Brookfield Residential Properties Inc.	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b)	Non-Controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $5.5 million (December 31, 2012 – $5.5 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest, which for the three months ended March 31, 2013 was $nil (2012 – $nil).

Note 12. Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the three months ended March 31, 2013 and the year ended December 31, 2012:

	For the Period Ended
	March 31 2013	December 31 2012
Preferred Shares outstanding, beginning of period	65,286	70,002
Conversion of Preferred Shares into Common Shares	(40)	(4,716)

Preferred Shares outstanding, end of period	65,246	65,286

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the three months ended March 31, 2013 (December 31, 2012 – $nil). The Preferred Shares are perpetual and do not have a maturity date; however, beginning December 31, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be automatically converted into Common Shares.

(b)	Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. Common Shares issued changed as follows during the three months ended March 31, 2013 and the year ended December 31, 2012:

	For the Period Ended
	March 31 2013	December 31 2012
Common Shares issued, beginning of period	118,279,534	101,342,718
Issuance of Common Shares upon exercise of options	95,060	499,239
Issuance of Common Shares upon equity transactions	—	16,424,696
Conversion of Preferred Shares into Common Shares	109	12,881

Common Shares issued, end of period	118,374,703	118,279,534

Common Shares outstanding is determined as follows:

	As at
	March 31 2013	December 31 2012
Common Shares issued	118,374,703	118,279,534
Repurchase of Common Shares for escrowed stock plan (Note 13 (a))	(2,000,000)	(2,000,000)

Common Shares outstanding	116,374,703	116,279,534

On November 20, 2012, Brookfield Residential issued 8,000,000 common shares for total gross proceeds of approximately $116.0 million through a public offering, and, concurrently, a total of 8,000,000 common shares for gross proceeds of $111.0 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, Brookfield Residential issued 424,696 common shares under the provision of

50	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $6.2 million. Transaction costs of $5.2 million were incurred in relation to the common share offering.

Note 13. Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical data obtained from Brookfield Residential to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

For the three months ended March 31, 2013 and 2012, Brookfield Residential granted a total of 1,180,000 and 1,110,000 new options, respectively, to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the three months ended March 31, 2013 and 2012 are as follows:

	March 31
	2013	2012
Dividend yield	—	—
Volatility rate	37.32%	38.49%
Risk-free interest rate	1.25%	1.41%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the three months ended March 31, 2013 and 2012 was an expense of $1.8 million and $1.7 million, respectively. The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the three months ended March 31, 2013 and 2012:

	March 31, 2013		March 31, 2012
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of period	5,284,187	$9.88	4,673,426	$9.07
Granted	1,180,000	20.99	1,110,000	10.37
Exercised	(95,060)	3.42	(468,941)	3.46

Outstanding, end of period	6,369,127	$12.03	5,314,485	$9.84

Options exercisable, end of period	1,437,494	$9.63	434,316	$8.35

At March 31, 2013, the aggregate intrinsic value of options currently exercisable is $21.1 million (March 31, 2012 – $1.6 million) and the aggregate intrinsic value of options outstanding is $78.4 million (March 31, 2012 – $6.9 million).

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of March 31, 2013 and 2012 are as follows:

	March 31, 2013		March 31, 2012
	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, beginning of period	4,320,193	$4.90	4,455,582	$4.77
Granted	1,180,000	8.80	1,110,000	4.50
Vested	(568,560)	5.17	(685,413)	3.95

Unvested options outstanding, end of period	4,931,633	$5.32	4,880,169	$6.03

At March 31, 2013, there was $20.1 million (March 31, 2012 – $17.4 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 4.1 years (March 31, 2012 – 4.2 years).

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP at March 31, 2013 and December 31, 2012:

	For the Period Ended
	March 31 2013	December 31 2012
Outstanding, beginning of period	1,585,889	1,871,100
Granted	39,004	78,348
Redeemed	—	(343,128)
Cancelled	—	(20,431)

Outstanding, end of period	1,624,893	1,585,889

Deferred share units vested	473,789	455,993

Of the 1,599,689 (December 31, 2012 – 1,560,685) units outstanding under the DSUP, 1,151,104 (December 31, 2012 – 1,129,896) units vest over the next five years. As of March 31, 2013, there are 25,204 units (December 31, 2012 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $18.0 million (December 31, 2012 – $12.0 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three months ended March 31, 2013 and 2012 was an expense of $6.0 million and $2.8 million, respectively, which has been included in selling, general and administrative expense.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 14. Earnings Per Share

Basic and diluted earnings per share for the three months ended March 31, 2013 and 2012 were calculated as follows:

	Three Months Ended March 31
	2013	2012
Numerator:
Net income attributable to Brookfield Residential	$4,276	$615
Less: Preferred Share dividends	—	—

Net income attributable to common shareholders	$4,276	$615

Denominator:
Basic weighted average shares outstanding	116,316	99,606
Net effect of convertible Preferred Shares	178	—
Net effect of share options assumed to be exercised	775	339

Diluted weighted average shares outstanding	117,269	99,945

Basic earnings per share	$0.04	$0.01

Diluted earnings per share	$0.04	$0.01

Note 15. Commitments, Contingent Liabilities and Other

(a) The Company is party to a lawsuit that has been filed in Delaware Chancery Court, alleging breach of fiduciary duties and invalid merger and conversion relating to the Transaction. At a hearing held on September 6, 2012, the Court dismissed the claims in their entirety as against a subsidiary of the Company and the invalid merger and conversion claim as against the Company. Accordingly, the case has been significantly narrowed and only the fairness claim remains as against the Company. Management intends to vigorously defend this claim and believes that it is without merit and that this action will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. An estimate of the possible loss or range of loss cannot be made at this time. There have been no material developments in the lawsuit since the September 6, 2012 hearing.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31
	2013	2012
Balance, beginning of period	$14,179	$11,161
Payments and other adjustments made during the period	(1,959)	(758)
Warranties issued during the period	545	566
Adjustments made for pre-existing warranties	8	64

Balance, end of period	$12,773	$11,033

(c) The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
2013	$4,277
2014	5,384
2015	4,366
2016	3,634
2017	3,144
Thereafter	6,442

$27,247

Brookfield Residential Properties Inc.	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(d) As at March 31, 2013, $21.1 million (December 31, 2012 – $25.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $30.3 million (December 31, 2012 – $62.7 million).

Note 16. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at March 31, 2013, amounted to $61.1 million (December 31, 2012 – $13.3 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at March 31, 2013, these guarantees amounted to $286.1 million (December 31, 2012 – $274.7 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 17. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the three months ended March 31, 2013, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three months ended March 31, 2013 and 2012, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2013 and 2012, unrealized pre-tax losses of $nil and $11.5 million, respectively, were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. On December 14, 2012, the Company settled its Canadian denominated debt in full and therefore no longer has a net investment hedge at March 31, 2013.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The hierarchy is summarized as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. Fair valued assets and liabilities that are included in this category are primarily interest rate swap contracts.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability. Fair valued assets and liabilities that are included in this category are primarily equity swap contracts.

Assets and liabilities measured at fair value on a recurring basis include $14.0 million (December 31, 2012 – $9.0 million) of financial assets based on management’s best estimates. The $12.8 million (December 31, 2012 – $13.8 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	March 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$14,022	$—	$—	$9,014
Restricted cash	12,140	—	—	13,596	—	—
Cash and cash equivalents	30,270	—	—	49,826	—	—

	$42,410	$—	$14,022	$63,422	$—	$9,014

Financial liabilities
Project-specific and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	12,843	—	—	13,779	—

	$—	$12,843	$—	$—	$13,779	$—

(a)	The fair value measurement for the equity swap contract is determined using the intrinsic valuation technique. Unobservable inputs used in the calculation are the notional amount ($6.42), share price ($24.34) and the number of underlying shares (782,483).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements:

	For the Period Ended
	March 31 2013	December 31 2012
Balance, beginning of period	$9,014	$1,088
Total gains / (losses) for the period:
Included in earnings (or changes in net assets)	5,008	7,926

Balance, end of period	$14,022	$9,014

Note 18. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at March 31, 2013, the Company had three interest rate swap contracts outstanding totalling $75.0 million at an average rate of 5.09% per annum. The contracts expire

56	Q1/2013 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

between 2016 and 2017. At March 31, 2013, the fair market value of the contracts was a liability of $12.8 million (December 31, 2012 – liability of $13.8 million) and was included in accounts payable and other liabilities. Expense of $nil and $0.3 million was recognized during the three months ended March 31, 2013 and 2012, respectively, and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at March 31, 2013, the fair value of debt exceeded its book value of all outstanding debt by $4.8 million (December 31, 2012 – fair value of debt exceeded book value by $12.1 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The Company held financial instruments in currencies other than U.S. dollars, which is the Company’s functional currency. Changes in the translated value of the financial instruments are recorded in other comprehensive income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $nil (December 31, 2012 – $nil) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The Company held financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. As of March 31, 2013, the hedging instrument was repaid in full and the Company no longer has a net investment hedge.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1.0 million (March 31, 2012 – $0.4 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in September 2011, the Company entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. At March 31, 2013, the fair market value of the total return swap was an asset of $14.0 million and was included in accounts receivable and other assets (December 31, 2012 – asset of $9.0 million). Income of $5.0 million was recognized related to the total return swap during the three months ended March 31, 2013 (2012 – expense of $2.2 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three months ended March 31, 2013 was expense of $7.8 million (2012 – expense of $4.4 million), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 17 for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

A summary of the Company’s contractual obligations and purchase agreements as at March 31, 2013 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Project-specific and other financings(1)(2)	$317,477	$120,265	$164,477	$17,881	$14,854
Bank indebtedness(1)(2)	285,082	52,741	232,341	—	—
Notes payable(3)	600,000	—	—	—	600,000
Interest on notes payable	312,000	39,000	78,000	78,000	117,000
Accounts payable and other liabilities	353,243	353,243	—	—	—
Operating lease obligations(4)	27,247	4,277	9,750	6,778	6,442
Purchase agreements(5)	30,289	20,661	9,628	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 7 for additional information regarding project-specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 7 for additional information regarding floating rate debt.
(3)	Amounts are included on the consolidated balance sheets. See Note 8 for additional information regarding notes payable.
(4)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(5)	See Note 15 for additional information regarding purchase agreements

Note 19. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports our operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support us as a publicly traded company.

The following tables summarize select information on the Company’s condensed consolidated statements of operations by reportable segments:

	Three Months Ended March 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$105,920	$42,432	$22,670	$—	$171,022
Direct cost of sales	(65,137)	(34,619)	(20,187)	—	(119,943)

	40,783	7,813	2,483	—	51,079
Equity in earnings	(137)	2,181	(250)	—	1,794
Expenses	(15,011)	(7,416)	(5,457)	(18,021)	(45,905)

Income / (loss) before income taxes	$25,635	$2,578	$(3,224)	$(18,021)	$6,968

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended March 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$103,928	$12,608	$15,613	$—	$132,149
Direct cost of sales	(66,977)	(11,803)	(14,580)	—	(93,360)

	36,951	805	1,033	—	38,789
Equity in earnings	—	1,836	(213)	—	1,623
Expenses	(10,629)	(4,974)	(4,794)	(16,106)	(36,503)

Income / (loss) before income taxes	$26,322	$(2,333)	$(3,974)	$(16,106)	$3,909

The following tables summarize select information on the Company’s condensed consolidated balance sheets by reportable segments:

	As at March 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$660,603	$403,583	$425,824	$—	$1,490,010
Land under development	239,256	284,614	108,147	—	632,017
Housing inventory	88,287	75,294	30,224	—	193,805
Model homes	13,991	18,725	3,287	—	36,003

Total land and housing inventory	1,002,137	782,216	567,482	—	2,351,835
Investments in unconsolidated entities	37,401	83,360	41,664	—	162,425
Other assets (1)	165,142	55,010	99,570	51,058	370,780

Total Assets	$1,204,680	$920,586	$708,716	$51,058	$2,885,040

	As at December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$636,187	$360,042	$432,464	$—	$1,428,693
Land under development	221,057	312,754	96,338	—	630,149
Housing inventory	79,424	48,035	32,851	—	160,310
Model homes	15,352	13,014	2,738	—	31,104

Total land and housing inventory	952,020	733,845	564,391	—	2,250,256
Investments in unconsolidated entities	30,587	84,274	40,491	—	155,352
Other assets (1)	197,725	56,842	95,257	59,761	409,585

Total Assets	$1,180,332	$874,961	$700,139	$59,761	$2,815,193

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, cash, restricted cash and deferred income tax assets.

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 20. Related Party Transactions

There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of and for the three months period ended March 31, 2013 were as follows:

•

Notes payable of $nil (December 31, 2012 – $nil) were due to Brookfield Office Properties, an affiliate of the Company. For the three months ended March 31, 2013 and 2012, interest of $nil and $9.0 million, respectively, was incurred relating to these facilities.

•

An unsecured revolving operating facility with a principal amount outstanding of $nil (December 31, 2012 – $nil) with a subsidiary of Brookfield Asset Management Inc. For the three months ended March 31, 2013 and 2012, interest of $nil and $3.1 million, respectively, was incurred relating to this facility.

•

During the three months ended March 31, 2013 and 2012, the Company paid $17.7 million and $21.5 million, respectively, to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•

During 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $25.6 million promissory note. During the three months ended March 31, 2013, $6.3 million (2012 – $nil) of this note was repaid. These transactions were recorded at the exchange amount.

•

During the three months ended March 31, 2013, the Company acquired finished lots from Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, and was measured at the exchange value of $28.8 million as a purchase of assets.

Note 21. Subsequent Events

On April 1, 2013, the Company entered into an agreement to form a joint venture, with an affiliate of DMB Associates Inc., to develop the master-planned community of Eastmark in Phoenix, Arizona. Under the terms of the agreement, the Company paid $12.2 million in cash to acquire a fifty percent ownership interest in the joint venture. The transaction will not have a material impact on the condensed consolidated balance sheet or condensed consolidated statement of operations subsequent to the reporting period.

60	Q1/2013 Interim Report

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in eleven markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Nicole French, Manager, Investor Relations and Communications, at (403) 231-8952 or via e-mail at nicole.french@brookfieldrp.com. Inquiries regarding financial results should be directed to either Craig Laurie, Executive Vice President and Chief Financial Officer, at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com or Thomas Lui, Corporate Controller, at (403) 231-8938 or via e-mail at thomas.lui@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010	By courier:	199 Bay Street
	Adelaide Street Postal Station		Commerce Court West
	Toronto, Ontario, M5C 2W9		Securities Level
Toronto, Ontario, M5L 1G9
Tel:	(800) 387-0825; (416) 643-5500		Attention: Courier Window
Fax:	(416) 643-5501
E-mail:	inquiries@cibcmellon.com
Website:	www.cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

Brookfield Residential Properties Inc.	61